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                                                                    EXHIBIT 99.4


                      SEVERANCE AND CONSULTING AGREEMENT


     1. PARTIES: The parties to this Severance and Consulting Agreement (herein "Agreement") are Ned Mansour ("Mansour") and MATTEL, INC. ("Mattel").

     2. RECITALS: This Agreement is made with reference to the following facts:

          2.1 Mansour has been employed by Mattel, Inc. as its President pursuant to an Amended and Restated Employment Agreement dated as of November 11, 1993, as amended September 1, 1995, as made subject to an Interpretive Rider dated September 20, 1995, and as amended and restated as of July 29, 1996 (herein "Employment Agreement").

          2.2 Mattel and Mansour have agreed that, effective as of March 31, 2000 (the "Termination Date"), Mansour will resign all of his positions as an officer (including, without limitation, President) and employee of Mattel, and will resign all of his positions as an officer and/or employee of any and all subsidiaries and affiliates of Mattel. In this connection Mansour will execute the letter of resignation, a copy of which is attached as Exhibit "A" hereto. In addition, Mattel and Mansour have agreed that, beginning with the first annual meeting of Mattel's stockholders following the date of this Agreement, Mansour will not seek re-election as a member of the Board of Directors of Mattel (the "Board").

          2.3 Certain issues have arisen with respect to Mansour's right to receive certain payments and other benefits upon the termination of his employment pursuant to the provisions of his Employment Agreement.

          2.4 It is the intention of the parties hereto to settle and dispose of, fully and completely, any and all claims, demands and cause or causes of action each may have against the other, heretofore or hereafter arising out of, connected with or incidental to the dealings between the parties hereto prior to the Termination Date, including, without limitation on the generality of the foregoing, any and all claims, demands and cause or causes of action arising out of the employment or termination of Mansour's employment with Mattel, or the interpretation or application of any provision of his Employment Agreement, or with respect to any reason whatsoever, including any matters not related to those claims.

     3.  TERMINATION OF EMPLOYMENT AND DIRECTORSHIP; CONSULTING SERVICES:

          3.1 Except as expressly set forth herein, effective as of the Termination Date, the Employment Agreement shall terminate and Mattel and its subsidiaries and affiliates shall have no further obligation or liability thereunder.

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          3.3  Beginning with the first annual meeting of Mattel's stockholders following the date of this Agreement, Mansour shall not seek re-election as a member of the Board, and Mattel shall have no obligation to nominate or cause Mansour to be elected as a member of the Board.

          3.4 Effective as of the Termination Date, Mansour's status as an officer and employee of Mattel shall terminate, and Mattel shall engage Mansour as a non-exclusive consultant to Mattel for the period commencing on the Termination Date and ending on December 31, 2000 (the "Consulting Period"). As a consultant, Mansour shall provide services from his office located at his residence, unless requested by the Chief Executive Officer of Mattel, or his designee, to travel within the United States, or appear at Mattel's offices, in the ordinary course of completing assignments, which Mattel agrees to assign with reasonable notice provided, and consisting of expectations consistent with Mansour's experience and expertise. In no event shall the services requested of Mansour during the Consulting Period require performance which exceeds 20 hours in any one month. As consideration for actual services rendered and/or Mansour's continuing agreement to remain available for assignments on an "on-call" basis, Mattel shall pay Mansour $8,000 on a monthly (less all amounts required to be withheld under applicable law) during the Consulting Period. Mansour's eligibility for Mattel-provided benefits during the Consulting Period shall be limited to those benefits expressly set forth herein. Mansour specifically agrees and acknowledges that as of the Termination Date, Mansour shall be ineligible for the receipt of stock option grants, participation in any incentive programs, including Mattel's Management Incentive Plan and Mattel's Long Term Incentive Plan, paid vacations or paid holidays. During the Consulting Period, Mansour shall be entitled to receive reimbursement for all reasonable expenses incurred by Mansour in accordance with the policies and practices of Mattel as in effect from time to time with respect to consultants of Mattel.

     4.  PAYMENT AND OTHER BENEFITS UPON TERMINATION:

          4.1 On the Termination Date, Mattel shall pay or cause to be paid to Mansour a lump-sum cash payment (the "Payment") in an amount equal to $5,780,062.00, less all applicable withholding taxes. The Payment is exclusive of any amounts to which Mansour may be entitled under any deferred compensation plan, pension plan or other retirement plan maintained by Mattel. At Mansour's election, any or all of the Payment may be deferred by Mansour pursuant to any deferred compensation plan maintained by Mattel in which Mansour is eligible to participate, subject to the terms and conditions of such plan.

          4.2 For the period beginning on the Termination Date and ending on the earlier to occur of the third anniversary of the Termination Date or the date upon which Mansour accepts other full-time employment (such period, the "Benefits Continuation Period"), Mattel shall provide to Mansour at Mattel's expense medical, dental, prescription drug and vision care group insurance in accordance with the coverage in effect immediately prior to the Termination Date (the last 18 months of Mansour's coverage under such insurance shall be deemed to be participation under an election to continue such benefits under the Consolidated Omnibus Budget Reconciliation Act at

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     Mattel's expense). From and after the third anniversary of the Termination
     Date, Mattel shall provide health insurance to Mansour and his dependents in accordance with the terms and conditions of Mattel's Retiree Medical Plan.

          4.3 Exhibit "B" hereto sets forth a list of outstanding stock options held by Mansour under Mattel's stock option plans. Mansour shall be entitled to continue to hold and exercise stock options previously granted to him as provided for in Mattel's stock option plans and applicable stock option agreements (as modified or amended from time to time and Alan Kaye's letter dated February 10, 2000) and, with respect to "premium price stock options," as modified by the provisions of Exhibit "B" hereto. In the event that any previously granted stock options shall be repriced prior to the expiration date for any Mattel senior executives, options granted to Mansour shall be similarly repriced.

          4.4 Mansour may continue to use the car leased by Mattel that is in Mansour's possession on the Termination Date until the third anniversary of the Termination Date, at which time Mansour may purchase the car for $1.00. Except as set forth in the following sentence, as of the Termination Date, all expenses related to such leased car, including but not limited to repairs and maintenance, shall be the sole responsibility of Mansour. Notwithstanding the foregoing, Mansour may continue to use the Company's credit card for gasoline and associated expenses and Mattel shall pay Mansour's car phone expenses during the Consulting Period.

          4.5 Upon the termination of the Consulting Period, Mansour agrees to return to Mattel all credit cards in his possession which were provided to him by Mattel for any purpose.

          4.6 Upon the Termination Date, Mattel agrees to transfer to Mansour the PC computers currently provided to Mansour for business purposes. Thereafter Mansour will be responsible for costs of maintenance and all modem connections. Mansour shall not be required to reimburse Mattel for such transfer.

          4.7 Effective as of the Termination Date, Mattel shall credit Mansour with enhanced benefits under Mattel's 1994 Supplemental Executive Retirement Plan (the "SERP") in accordance with the terms set forth on Exhibit "C" hereto. Notwithstanding anything contained in the SERP or any applicable election form delivered by Mansour thereunder, Mansour's benefits under the SERP shall commence as of the Termination Date.

          4.8 For the three year period immediately following the Termination Date, Mattel shall provide Mansour with financial planning services in accordance with the policies of Mattel as in effect from time to time with respect to executives employed by Mattel.

          4.9 Mattel shall continue to provide Mansour with life insurance coverage under Mattel's Key Executive Life Insurance Program (in which he is vested for life) on

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     substantially the same terms and conditions as such insurance coverage is provided to Mansour immediately prior to the Termination Date, subject to the terms and conditions of such program as in effect from time to time.

          4.10 In lieu of providing Mansour with outplacement services, Mattel shall pay Mansour a lump-sum cash payment in an amount equal to $20,000 (less all applicable withholding taxes) on the Termination Date.

          4.11 During the Benefits Continuation Period, Mattel shall provide to Mansour, at Mattel's expense, continuation of country-club membership "signatory/representative" status as in effect immediately prior to the Termination Date (including the payment by Mattel of normal club dues, fees and any assessments and the un-spent quarterly minimum expenses. Mansour will be responsible for green fees, cart fees, and the purchase of any product and food). Upon the termination of the Benefits Continuation Period, Mattel shall cause the membership to be transferred to Mansour at no cost to Mansour (but subject to tax reporting as imputed income applicable to the year in which the membership is transferred).

          4.12 For the three year period immediately following the Termination Date, Mattel shall reimburse Mansour for the actual cost incurred by Mansour in maintaining the home security system existing at Mansour's residence as of the date hereof.

     5. COSTS AND FEES: Mattel shall promptly pay or reimburse Mansour for all costs and fees actually incurred by Mansour in the negotiation, preparation and delivery of this Agreement, including, without limitation, reasonable attorneys fees; provided, however, that the aggregate amount of Mattel's obligation under this paragraph 5 shall not exceed Five Thousand Dollars ($5,000). Except as otherwise provided herein, each party hereto shall bear their own costs and attorney's fees.

     6. RELEASE OF CLAIMS: In consideration of the payments and promises provided for herein, and except for rights created by this Agreement, and except for any indemnification rights Mansour may have as an officer and/or director of Mattel under Delaware law, the Mattel Articles of Incorporation or By-laws, any Directors and Officers liability insurance, or otherwise, Mansour hereby releases, remises and forever discharges Mattel, its affiliates, subsidiaries, subsidiary entitles and the owners, stockholders, predecessors, successors, assigns, employees, officers, directors, counsel, and agents and Mattel hereby releases, remises and forever discharges Mansour, and his successors, assignees, counsel, and agents from any and all claims, demands, and cause or causes of action heretofore arising out of, connected with or incidental to the dealings between the parties hereto prior to the effective date hereof, including, without limitation on the generality of the foregoing, any and all claims, demands and cause or causes of action arising out of the employment, or termination of employment of Mansour. This includes a release of any rights or claims Mansour may have under Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991, which prohibits discrimination in employment based on race, color, national origin, religion or sex; the California Fair Employment and Housing Act, which prohibits discrimination based on race, color, national origin, ancestry, physical handicap, medical condition, marital status, sex or age; the Age
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Discrimination in Employment Act which prohibits age discrimination over the age of forty (40); the Americans With Disability Act, which prohibits discrimination based on physical handicap; the Equal Pay Act, which prohibits paying men and women unequal pay for equal work; or any other federal, state or local laws or regulations prohibiting employment discrimination.

          6.1 Mansour shall have a period of twenty-one (21) days to review and consider this Agreement before signing it.

          6.2 Mansour may revoke this Agreement within seven (7) days after he signs it by delivering a written notice of revocation to Mattel's Senior Vice President of Human Resources at Mattel's headquarters so that it is received by him not later than the close of business on that day. In the event of such revocation, it shall not be effective and Mansour shall not receive the payments and other benefits provided for herein.

          6.3 This Agreement does not waive or release any rights or claims which Mansour has under the Age Discrimination in Employment Act which arise after the execution of this Agreement.

     7. REPRESENTATIONS AND WARRANTIES: Each of the parties to this Agreement represents, warrants, and agrees as follows:

          7.1 Each party has received independent legal advice from its attorneys, with respect to the advisability of making the settlement provided herein, with respect to the advisability of executing this Agreement, and with respect to the meaning of California Civil Code Section 1542. By executing this Agreement, Mansour acknowledges that he has read it, discussed it with his attorneys, and has executed it in reliance upon the advice of his attorneys with respect to each of these matters.

          7.2 No party (nor any officer, agent, employee, representative, or attorneys of or for any party), has made any statement or representation to any other party regarding any fact relied upon in entering into this Agreement, and each party does not rely upon any statement, representation or promise of any other party (or of any officer, agent, employee, representative, or attorney for the other party), in executing this Agreement, or in making the settlement provided for herein, except as expressly stated in this Agreement.

          7.3 Each party to this Agreement has made such investigation of the facts pertaining to this settlement and this Agreement and of all the matters pertaining thereto as it deems necessary.

          7.4 Each party executing this Agreement, or in the case of Mattel, a responsible officer thereof, has read this Agreement and understands the contents hereof. The officer executing this Agreement on behalf of Mattel is empowered to do so and thereby binds Mattel.

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          7.5  Neither party has heretofore exercised its sole power to assign, transfer, or grant, or purport to assign, transfer, or grant, any of the claims, demands, and cause or causes of action disposed of by this Agreement.

          7.6 Each term of this Agreement is contractual and not merely a recital.

          7.7 Mansour and Mattel are aware that they may hereafter discover claims or facts in addition to or different from those they now know or believe to be true with respect to the matters related herein. Nevertheless, and except as herein provided, it is their intention to fully, finally and forever settle and release all claims relative thereto which do now exist, or heretofore have existed between Mattel and Mansour. In furtherance of such intention, the releases given herein shall be and remain in effect as full and complete releases of all such matters, notwithstanding the discovery of existence of any additional or different claims or facts relative thereto.

          7.8 It is expressly understood and agreed by Mansour that the sums specified to be paid by or on behalf of Mattel to him, pursuant to paragraph 3 above, as well as the other benefits provided for in paragraphs 4 and 5, shall be in lieu of any and all amounts of which Mansour is now or may become entitled to from Mattel for any and all claims released, as described in paragraph 6 of this Agreement.

          7.9 Mansour agrees not to initiate, or cause to be initiated against Mattel, its affiliates, subsidiaries and the shareholders, directors, officers and employees, any compliance review, suit, action, appeal, investigation or proceeding of any kind, or participate in same, individually or as a representative or member of a class, unless compelled by law, under any contract (express or implied), tort, law, or regulation (federal, state or local), pertaining in any way whatsoever to the matters herein released, nor shall he be entitled to receive any payment from any such proceeding.

          7.10 The parties hereto agree that each and every provision of Part 10 "Confidential Information," contained in the Employment Agreement, including, without limitation, the non-disclosure provisions of the Employee Confidential Information and Inventions Agreement, previously executed by Mansour, shall by this reference, be incorporated in this Agreement. Any material violation of this provision by Mansour which causes adverse economic results to Mattel shall disqualify him from exercising any of the stock options he may hold under the Premium Price Stock Option Plan as modified by the provisions of Exhibit "B" hereto.

          7.11 Except as to disclosures required by law, or otherwise made by Mattel, Mansour agrees not to disclose the terms of this Agreement to anyone other than the attorneys involved in this matter, his accountants or tax preparers or his immediate family; and shall forthwith instruct such attorneys, accountants or tax preparers and his immediate family not to disclose the terms and conditions of this Agreement to anyone. Mansour acknowledges and agrees that any disclosure of information contrary to the terms of this paragraph would cause Mattel injury and damage. Any material violation of this provision by Mansour which causes adverse economic results to Mattel shall

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     disqualify him from exercising any of the stock options he may hold under the Premium Price Stock Option Plan as modified by the provisions of Exhibit "B" hereto.

          7.12 Mansour agrees that he will refrain from making any statements about Mattel or its senior executives which would disparage, or reflect unfavorably upon the image or reputation of Mattel or any such senior executives. Mattel agrees to refrain from making any statements about Mansour which would disparage, or reflect unfavorably upon the image or reputation of Mansour. Any material violation of this provision by Mansour which causes adverse economic results to Mattel shall disqualify him from exercising any of the stock options he may hold under the Premium Price Stock Option Plan as modified by the provisions of Exhibit "B" hereto.

          7.13 Mansour agrees that he shall not seek employment with Mattel, its affiliates, or subsidiaries, which are known to him, at any time in the future, and that such parties have no obligation to employ, hire, rehire, or to consider him for hire, other than to continue his employment until the Termination Date, subject to the terms of the Employment Agreement, and his consultancy during the Consulting Period. Mansour's forbearance from seeking employment is purely contractual and voluntary, and does not constitute discrimination or retaliation in any respect.

          7.14 Mansour agrees that for a period ending on the first anniversary of the Termination Date, he will not directly or indirectly, recruit or solicit any of Mattel's employees to accept employment with any other employer. Any material violation of this provision by Mansour which causes adverse economic results to Mattel shall disqualify him from exercising any of the stock options he may hold under the Premium Price Stock Option Plan as modified by the provisions of Exhibit "B" hereto.

          7.15 Mansour agrees that during the Consulting Period, he will not accept a position as a director, officer, employee, partner, consultant or otherwise with any competitor toy company of Mattel with annual sales in excess of $2 Billion. Nothing contained in this Section 7.15 shall in any way affect Mansour's convenants or obligations under the SERP or Mattel's stock option plans and applicable stock option agreements pursuant to which Mansour has been granted stock options. Any material violation of this provision by Mansour which causes adverse economic results to Mattel shall disqualify him from exercising any of the stock options he may hold under the Premium Price Stock Option Plan as modified by the provisions of Exhibit "B" hereto.

          7.16 Mansour agrees that after the Termination Date, upon the request of Mattel, he shall cooperate with and assist Mattel in undertaking and preparing for legal and other proceedings relating to the affairs of Mattel and its subsidiaries. Mansour shall be reimbursed for the reasonable expenses he incurs in connection with any such cooperation and/or assistance, and, after the Termination Date, shall receive from Mattel reasonable per diem compensation in connection therewith.


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          7.17  The parties will execute all such further and additional documents consistent herewith as shall be reasonable, convenient, necessary or desirable to carry out the provisions of this Agreement.

          7.18 Mattel agrees that it will provide to Mansour, at his request, an appropriate letter of recommendation to prospective employers of Mansour. Mansour agrees to request that all prospective employers direct their requests for reference information to Mattel's senior human resources executive. Mattel agrees that requests for reference information concerning Mansour which it receives shall be directed to its senior human resources executive.

          7.19 The parties hereto acknowledge and agree that they have previously entered into an Indemnity Agreement substantially in the form of Exhibit "E" hereto (as amended from time to time, the "Indemnity Agreement"). Each of Mattel and Mansour hereby reaffirm their respective rights and obligations under the Indemnity Agreement and agree to comply with the terms and conditions thereof.

     8. SETTLEMENT: This Agreement affects the settlement of claims which are denied and contested, and nothing contained herein shall be construed as an admission by any party hereto of any liability of any kind to any other party. Each of the parties hereto denies any liability in connection with any claim and intends merely to avoid litigation and buy its peace.

     9.  MISCELLANEOUS:

          9.1 This Agreement shall be deemed to have been executed and delivered within the State of California, and the rights and obligations of the parties hereto shall be construed and enforced in accordance with, and governed by, the laws of the State of California.

          9.2 Mansour acknowledges and agrees that this Agreement includes the entire agreement and understanding between the parties with regard to Mansour's employment, the termination thereof, and all amounts to which Mansour shall be entitled whether during the term of employment or upon termination thereof. Except as expressly provided herein, this Agreement supersedes all prior and contemporaneous oral and written agreements and discussions, including, without limitation, the Employment Agreement. This Agreement may be amended only by an agreement in writing signed by all parties. Mansour also acknowledges and agrees that his right to receive the payments and other benefits set forth in Sections 3, 4 and 5 of this Agreement is contingent upon Mansour's execution and acceptance, on the Termination Date, of the terms and conditions of, and the effectiveness of the General Release of All Claims (the "Release") attached hereto as Exhibit "D." If Mansour fails to execute the Release on the Termination Date and/or Mansour revokes the Release within seven (7) days after such execution,, then Mansour shall not thereafter be entitled to any payments or other benefits to which Mansour would otherwise be entitled under Sections 3, 4 and 5 of this Agreement.

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          9.3  This Agreement is binding upon and shall inure to the benefit of the parties hereto, their respective agents, employees, representatives, officers, directors, divisions, subsidiaries, affiliates, heirs, predecessors, successors in interest and shareholders.

          9.4 Each party has cooperated in the drafting and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against any party.

          9.5 Should any provisions of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

          9.6 Mattel and Mansour each specifically waive the benefit of the provisions of Section 1542 of the Civil Code of the State of California, as follows:

          "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

          9.7 The parties hereto agree that each and every provision of Part 8 "Arbitration of Disputes" contained in the Employment Agreement, shall by this reference, be incorporated in this Agreement and shall apply to any issue, controversy or dispute which may arise with respect to the interpretation or application of this Agreement.

          9.8 All notices and other communications shall be in writing; shall be delivered by hand or mailed by registered or certified mail, return receipt requested, postage prepaid, to the other party; and shall be deemed delivered upon actual receipt; and shall be addressed as follows:


               To Mattel:

                Mattel Inc.
                333 Continental Blvd.
                El Segundo, California  90245
                Attention:  Senior Vice President, Human Resources


               To Mansour:

                Mr. Ned Mansour

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          or to such other address as either party, in writing shall have furnished to the other.

          9.9 This Agreement consisting of ___ pages is made and entered into on and as of March 22, 2000 in Los Angeles County, California and is effective as of this date.


   3/23/2000                            /s/ Ned Mansour
------------                        --------------------------------------------
Date                                        NED MANSOUR



                                    MATTEL, INC.

   3/23/2000
------------                        By   /s/ Alan Kaye
Date                                     ----------------------
                                         Alan Kaye

                                    Its  Senior Vice President, Human Resources
                                         --------------------------------------

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